Exhibit 99.1

NEWS RELEASE                                                       Stock Symbols:    PGF - TSX
                                                                                                                                                      PGH - NYSE

PENGROWTH ENERGY ANNOUNCES BOARD APPOINTMENT

(Calgary, April 14, 2015) – Pengrowth Energy Corporation is pleased to announce the appointment of Jamie Sokalsky to its Board of Directors.

Mr. Sokalsky brings over 30 years of senior executive experience in a wide range of areas including finance, capital markets, corporate strategy, project development, acquisitions and divestitures. Mr. Sokalsky’s career centered primarily within the mining and resources sector, where he held various executive roles with Barrick Gold Corp (TSX and NYSE: ABX), including Chief Financial Officer and most recently, as President and Chief Executive Officer. During his tenure at Barrick, Mr. Sokalsky was instrumental in instituting a company-wide portfolio optimization program, as well as the implementation of value enhancing initiatives. These initiatives included an enhanced focus on cost reduction, improved rates of return, free cash flow and capital allocation, as well as strengthening the company’s balance sheet.

Mr. Sokalsky holds a Bachelor of Commerce degree (Honors) from Lakehead University and also holds a Chartered Professional Accountant designation.

John Zaozirny, Chairman of Pengrowth Energy Corporation said, “I am pleased to welcome Jamie to the Pengrowth team. His experience and expertise will provide a meaningful enhancement to the Audit Committee of Pengrowth’s Board and will complement the existing strategic and operational strength of our Board.”

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com